SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                            ALL OUTSTANDING SHARES OF

                         DUNES HOTELS AND CASINOS, INC.

                                  COMMON STOCK

                       AT $1.05 NET PER SHARE IN CASH AND


     This supplement amends and updates the information contain in the Offer to Purchase dated October 5, 2001 relating to the offer to purchase all of the outstanding shares of the common stock of Dunes Hotels and Casinos, Inc. The date of this supplement is October 30, 2001.

     Summary Term Sheet. The answers in the summary term sheet to the following questions are revised as follows:

     HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we decide to extend the offering period, we will publicly announce the extension before 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. See "THE OFFER--1. Terms of the Offer".

     UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares until 4:00 p.m., Central Time, November 30, 2001, unless the offer is extended. If the offer is extended, you may withdraw previously tendered shares until the end of the extension period. In addition, if your shares have not yet been accepted for payment, you may withdraw them at any time after December 4, 2001, which is the 40th business day after the commencement of the offer. See "THE OFFER--4. Withdrawal Rights".

The section of the Offer to Purchase entitled "Terms of the Offer" is hereby also similarly changed

     Operating History; Future Prospects. With respect to the derivative lawsuit filed against the prior officers and directors of the Dunes, the following persons are named as defendants in the lawsuit: John B. Anderson, Andrew J. Marincovich, Erik J. Tallstrom, Brent L. Bowen, Edward Pasquale, Wayne O. Pearson, M. Arthur Shenker, Jr., Anthony Smernes, Jr., Donald J. O'leary, Burton
M. Cohen, Anthony A. Zmalia, Kent N. Calfee, Estate of James Dale, Greg Schmid and Dunes Hotels and Casinos, Inc. Additionally, any other unknown individuals that were involved in the real estate transactions that are the basis of the alleged wrong-doing were included as defendants "Does 1 through 100". The Plaintiffs allege total potential damages of approximately $15 million. However, as of October 25, 2001, the Plaintiffs had not done any due diligence to determine whether any significant assets other than the $3,000,000 directors and officers liability insurance policy would be available to satisfy any judgment. Any expenses of the plaintiffs in pursuing the litigation and any costs of defense of former officers and directors covered by the insurance policy would be deducted from any insurance proceeds payable to the Dunes.

     Fairness of the Offer. The discussion as to the fairness of the Offer in the Offer to Purchase is hereby supplemented with the following additional information.

     The Offer was not structured using certain mechanisms that are designed to make the Offer procedurally fair to the unaffiliated shareholders. For example, the Board of Directors and the GFS Group did not (1) hire an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Offer, (2) receive any report, opinion or appraisal from an outside party with respect to the value of the

Dunes or the value of the Shares, or (3) seek to have the Offer approved by a majority of the unaffiliated shareholders of the Dunes. The Board of Directors and the GFS Group determined that the Offer was procedurally fair, because (1) each shareholder will have the ability to determine for itself whether to receive the offered consideration or remain a shareholder of the Dunes, (2) the Offer was approved by all of the independent directors of the Dunes and (3) the Board of Directors (including all of the independent directors) and the GFS Group determined that due to the nature and limited number of the Dunes' assets and the business experience of the independent directors that the use of unaffiliated representatives and/or obtaining a report, opinion or appraisal were not required in order to fairly evaluate or structure the Offer.

     Although the Board of Directors believes that the Offer is fair to the unaffiliated shareholders of the Dunes, it is not making a recommendation with respect to the Offer, because the Board of Directors believes that each shareholder is in the best position to decide, based upon their own assessment of current market value of the Shares and individual liquidity needs, tax considerations and investment objectives, whether tendering their Shares in the Offer or remaining a shareholder of the Dunes is in their best interest.

     Conclusion Regarding Tax Treatment of the Dunes and Shareholders. We hereby by delete the first sentence of the last paragraph of "Special Factors--4. Material Federal Income Tax Consequences--Conclusion Regarding Tax Treatment of the Dunes and Shareholders."

     Transactions and Arrangements Concerning Shares. The information in the Offer to Purchase under the caption "Special Factors--7. Transactions and Arrangements Concerning Shares" is supplemented by the following additional information:

     As described in the Offer to Purchase under "Special Factors--2. Purpose and Fairness of the Offer", the Dunes, Steve K. Miller, General Financial Services, Inc. and GFS Acquisition Company, Inc. previously conducted a tender offer for all of the Dunes' Common Stock and Series B Preferred Stock. On October 31, 2000, the Dunes commenced the prior tender offer. The tender offer for the Common Stock expired on February 15, 2001 and the tender offer for the Series B Preferred Stock expired on March 16, 2001. As a result of the prior tender offer, the Dunes acquired 445,097 shares of Common Stock (representing approximately 8.7% of the then outstanding Common Stock) and 1,291 shares of Series B Preferred Stock (representing approximately 13.4% of the then outstanding Series B Preferred Stock). The acquired shares are currently being held as treasury stock.

     Conditions to the Offer to Purchase. The information in the Offer to Purchase under the caption "The Offer--8. Conditions to the Offer" is replaced with the following:

          Notwithstanding any other term of the Offer, the Dunes will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Dunes' obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:

     (1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any shareholder of the Dunes or any other person or party (A) challenging the acquisition of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Dunes' directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Dunes' shareholders;

     (2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (1) above;


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


     (3) there will have occurred (A) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the over-the-counter market (whether or not mandatory), (B) any significant adverse change in the price of the Shares or in the United States' securities or financial markets, (C) a significant impairment in the trading market for equity securities, (D) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (E) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Dunes or materially adversely affecting (or materially delaying) the consummation of the Offer, (F) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (G) in the case of any of the situations described in clauses (A) through (F) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

     (4) there will have occurred or be likely to occur any event or series of events that, in the reasonable judgment of the Dunes, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Dunes;

which, in the reasonable  judgment of the Dunes, in the case of (1), (2), (3) or
(4), and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of the Dunes and its affiliates and may be asserted by the Dunes regardless of the circumstances giving rise to such condition or may be waived by the Dunes prior to the Expiration Date in whole or in part at any time and from time to time in its reasonable judgment. If any condition to the Offer is not satisfied or waived by the Dunes prior to the Expiration Date, the Dunes reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered Shares to the tendering shareholders; (ii) to waive prior to the Expiration Date all unsatisfied conditions and accept for payment and purchase all Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. You will continue to have withdrawal rights for the duration of any extension of the offer, including any extension that results from a material amendment of the Offer. The failure by the Dunes at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date. Any determination by the Dunes concerning the events described above will be final and binding upon all parties.

     There is no minimum number of Shares that must be tendered in the Offer.


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